Citigroup Global Markets Holdings Inc.	Offering Summary No. 2016-USNCH0029 dated April 27, 2016 relating to Preliminary Pricing Supplement No. 2016-USNCH0029 dated April 27, 2016 Registration Statement Nos. 333-192302 and 333-192302-06

Contingent Buffered Notes Based on the EURO STOXX 50® Index Due November----, 2017	Filed Pursuant to Rule 433

Overview. The securities are unsecured senior debt securities issued by Citigroup Global Markets Holdings Inc. and guaranteed by Citigroup Inc. Unlike conventional debt securities, the securities do not pay interest and do not repay a fixed amount of principal at maturity. Instead, the securities offer a payment at maturity that may be greater than, equal to or less than the stated principal amount, depending on the performance of the EURO STOXX 50® Index (the “underlying index”) from the initial index level to the final index level.

The securities offer the potential for 1-to-1 participation in any appreciation of the underlying index and contingent repayment of the stated principal amount at maturity if, and only if, the underlying index does not depreciate by more than 26.50% from the initial index level to the final index level. In exchange for the contingent repayment of principal if the underlying index depreciates by not more than 26.50%, investors in the securities must be willing to forgo any dividends that may be paid on the stocks in the underlying index over the term of the securities. In addition, investors in the securities must be willing to accept full downside exposure to the underlying index if the underlying index depreciates by more than 26.50%.

All payments on the securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. The securities will not be listed on any securities exchange and may have limited or no liquidity.

Preliminary Terms
Issuer:	Citigroup Global Markets Holdings Inc., a wholly owned subsidiary of Citigroup Inc.
Guarantee:	All payments due on the securities are fully and unconditionally guaranteed by Citigroup Inc.
Underlying index:	The EURO STOXX 50® Index (ticker symbol: “SX5E”)
Pricing date:	Expected to be April 29, 2016
Final valuation dates:	Expected to be October 23, 24, 25, 26 and 27, 2017, each subject to postponement if such date is not a scheduled trading day or if certain market disruption events occur
Maturity date:	Expected to be November 1, 2017
Payment at maturity:

For each $1,000 stated principal amount security you hold at maturity:

•   If the final index level is greater than the initial index level:

$1,000 + the return amount

•   If the final index level is less than or equal to the initial index level but greater than or equal to the barrier level: $1,000

•   If the final index level is less than the barrier level: $1,000 × the index performance factor

Initial index level:	The closing level of the underlying index on the pricing date
Final index level:	The arithmetic average of the closing level of the underlying index on each of the final valuation dates
Index performance factor:	The final index level divided by the initial index level
Index percent increase:	The final index level minus the initial index level, divided by the initial index level
Return amount:	$1,000 × the index percent increase
Barrier level:	73.50% of the initial index level
CUSIP / ISIN:	17324C2X3 / US17324C2X35
This offering summary does not contain all of the material information an investor should consider before investing in the securities.  This offering summary is not for distribution in isolation and must be read together with the accompanying preliminary pricing supplement and the other documents referred to therein, which can be accessed via the following hyperlink:   Preliminary Pricing Supplement dated April 27, 2016

Hypothetical Payment at Maturity Diagram*
■ The Securities ■ The Underlying Index

Selected Risk Considerations
•	You may lose some or all of your investment. If the final index level is less than the barrier level, the contingent repayment of the stated principal amount at maturity will not apply and you will lose 1% of the stated principal amount of the securities for every 1% by which the final index level is less than the initial index level. The securities offer no protection at all if the underlying index depreciates by more than 26.50%.

•	The securities do not pay interest.

•	Investing in the securities is not equivalent to investing in the underlying index or the stocks that constitute the underlying index. You will not have voting rights, rights to receive dividends or any other rights with respect to the stocks that constitute the underlying index.

•	The securities are subject to the credit risk of Citigroup Global Markets Holdings Inc. and Citigroup Inc. If Citigroup Global Markets Holdings Inc. defaults on its obligations under the securities and Citigroup Inc. defaults on its guarantee obligations, you may not receive anything owed to you under the securities.

•	The securities will not be listed on any securities exchange and you may not be able to sell them prior to maturity.

•	The estimated value of the securities on the pricing date will be less than the issue price. For more information about the estimated value of the securities, see the accompanying preliminary pricing supplement.

•	The value of the securities prior to maturity is likely to be less than the issue price and will fluctuate based on many unpredictable factors.

•	The underlying index is subject to risks associated with the Eurozone.

•	The underlying index performance will not be adjusted for changes in the exchange rate between the euro and the U.S. dollar.

•	Citigroup Global Markets Holdings Inc. and its affiliates, and the placement agents and their affiliates, may have conflicts of interest with you.

•	The U.S. federal tax consequences of an investment in the securities are unclear.

The above summary of selected risks does not describe all of the risks associated with an investment in the securities. You should read the accompanying preliminary pricing supplement and product supplement for a more complete description of risks relating to the securities.

Hypothetical Payment at Maturity Table*
Hypothetical Final Index Level	Hypothetical Percentage Change from Initial Index Level to Final Index Level	Hypothetical Payment at Maturity per Security	Hypothetical Total Return on Securities at Maturity
5,270.00	70.00%	$1,700.00	70.00%
4,960.00	60.00%	$1,600.00	60.00%
4,650.00	50.00%	$1,500.00	50.00%
4,340.00	40.00%	$1,400.00	40.00%
4,030.00	30.00%	$1,300.00	30.00%
3,720.00	20.00%	$1,200.00	20.00%
3,410.00	10.00%	$1,100.00	10.00%
3,100.00	0.00%	$1,000.00	0.00%
2,790.00	-10.00%	$1,000.00	0.00%
2,480.00	-20.00%	$1,000.00	0.00%
2,278.50	-26.50%	$1,000.00	0.00%
2,278.49	-26.51%	$734.90	-26.51%
2,170.00	-30.00%	$700.00	-30.00%
1,860.00	-40.00%	$600.00	-40.00%
1,550.00	-50.00%	$500.00	-50.00%
1,240.00	-60.00%	$400.00	-60.00%
930.00	-70.00%	$300.00	-70.00%
0.00	-100.00%	$0.00	-100.00%
* The diagram and table above illustrate the payment at maturity per security for a range of hypothetical percentage changes from the initial index level to the final index level. The table assumes a hypothetical initial index level of 3,100.00 and a hypothetical barrier level of 2,371.50. Your actual payment at maturity per security will depend on the actual initial index level, the actual barrier level and the actual final index level.

Citigroup Global Markets Holdings Inc. and Citigroup Inc. have filed a registration statement (including the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the accompanying preliminary pricing supplement, product supplement, underlying supplement, prospectus supplement and prospectus in that registration statement (File No. 333-192302-06) and the other documents Citigroup Inc. has filed with the SEC for more complete information about Citigroup Inc. (the guarantor of any payments due on the securities) and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request these documents by calling toll-free 1-800-831-9146.